


SEC MAIL PROCESSING
RECEIVED
APR 1 5 2011
WASH, D.C.
211
SECTION



WESTERN RESERVE BANCORP, INC.

2010 ANNUAL REPORT

CONTENTS

(This Page Intentionally Left Blank)



WESTERN
RESERVE
BANCORP, INC.

Dear Fellow Shareholder:

The buffeting that the economy gave to our customers affected our bank right through the fourth quarter, resulting in a terrible year, which you can witness by reviewing the following financial statements.

You need to know that during these stressful times, your board and management team were responsive to the situation, including:

- Director fees were cut.
- The incentive compensation program was suspended.
- Salaries were frozen since the beginning of 2010.
- Staffing was reduced.
- Conferences were eliminated.
- Other expenses such as marketing were reduced.
- Lenders were reassigned from some or all of their business development duties to devote time to work with struggling borrowers to get them through the crisis.

We do, however, feel that the damage has been quarantined to 2010 and anticipate a rebound year in 2011.

As if we weren't dealing with enough issues, we were also forced to change the computer systems vendor that supports the vast majority of our back room processing. This move also created turmoil and consequent distraction for our team throughout the year. However, for the most part, this situation has settled down as our team and our customers accustom themselves to the nuances of the new system.

So, suffice it to say, you will not find any employee or director of Western Reserve Bank who will miss this past year.

We also must take note of the retirement of Dr. Bijay Jayaswal from the Board of Directors of the Bank and the Bancorp. We will miss his sage advice and sense of humor.

As always, I encourage you to call, stop by or e-mail me at emckeon@westernreservebank.com if you have any questions about our bank.

Sincerely,

Ed McKeon
President & CEO

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as well as COSO's *Guidance for Smaller Public Companies*. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm, Crowe Horwath LLP, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules made permanent by the Dodd-Frank Act of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



Edward J. McKeon
President and
Chief Executive Officer



Cynthia A. Mahl
Executive Vice President and
Chief Financial Officer

March 31, 2011

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Western Reserve Bancorp, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.



Crowe Horwath LLP

Cleveland, Ohio
March 31, 2011

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

	December 31, 2010	December 31, 2009
ASSETS		
Cash and due from financial institutions	$ 2,343,069	$ 2,657,830
Interest-bearing deposits in other financial institutions	11,923,425	15,005,771
Federal funds sold	230,000	515,000
Cash and cash equivalents	14,496,494	18,178,601
Securities available for sale	12,993,197	10,019,225
Loans held for sale	236,000	690,000
Loans, net of allowance of $4,544,316 and $2,316,715	154,960,478	164,860,130
Restricted stock	966,100	826,900
Other real estate owned	991,450	1,067,814
Premises and equipment, net	1,029,685	950,848
Bank owned life insurance	2,434,183	2,334,187
Prepaid Federal Deposit Insurance Corporation premiums	618,005	971,938
Accrued interest receivable and other assets	2,838,804	2,033,310
	$ 191,564,396	$ 201,932,953
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 22,934,531	$ 22,789,030
Interest-bearing	148,704,510	155,453,259
Total deposits	171,639,041	178,242,289
Federal Home Loan Bank advances	1,900,000	3,400,000
Accrued interest payable and other liabilities	688,299	807,324
Total Liabilities	174,227,340	182,449,613
Shareholders' Equity		
Cumulative preferred stock, no par value, $1,000 liquidation value:		
Series A, fixed rate, 4,700 shares authorized and issued at December 31, 2010 and 2009	4,700,000	4,700,000
Discount on Series A preferred stock	(204,381)	(264,939)
Series B, fixed rate, 235 shares authorized and issued at December 31, 2010 and 2009	235,000	235,000
Premium on Series B preferred stock	19,941	25,850
Common stock, no par value, $1 stated value, 1,500,000 shares authorized, 586,084 and 584,727 shares issued and outstanding as of December 31, 2010 and 2009	586,084	584,727
Additional paid-in capital	9,981,912	9,933,257
Retained earnings	1,809,618	4,036,186
Accumulated other comprehensive income	208,882	233,259
Total Shareholders' Equity	17,337,056	19,483,340
	$ 191,564,396	$ 201,932,953

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2010 and 2009

	Year ended December 31	
	2010	2009
Interest and dividend income		
Loans, including fees	$8,527,328	$8,186,473
Taxable securities	256,014	280,388
Tax exempt securities	180,880	171,968
Dividends on restricted stock	44,802	38,602
Federal funds sold and other short term funds	48,749	56,742
	9,057,773	8,734,173
Interest expense		
Deposits	2,122,919	2,628,106
Federal Home Loan Bank advances	84,909	152,699
	2,207,828	2,780,805
Net interest income	6,849,945	5,953,368
Provision for loan losses	4,912,609	885,400
Net interest income after provision for loan losses	1,937,336	5,067,968
Noninterest income		
Service charges on deposit accounts	192,302	205,117
Net gains on sales of loans	123,472	26,200
Other	321,276	263,020
	637,050	494,337
Noninterest expense		
Salaries and employee benefits	2,462,843	2,542,335
Occupancy and equipment	858,723	882,549
Federal deposit insurance	377,983	363,637
Data processing	443,670	388,820
Professional fees	222,521	216,883
Taxes other than income and payroll	194,740	188,676
Directors' fees	154,135	144,650
Collection and other real estate owned	301,088	182,987
Marketing and advertising	98,207	94,212
Community relations and contributions	56,816	68,204
Other	416,180	329,866
	5,586,906	5,402,819
Income (loss) before income taxes	(3,012,520)	159,486
Income tax (benefit) expense	(1,096,751)	(29,734)
Net income (loss)	$ (1,915,769)	$ 189,220
Preferred stock dividends and amortization, net	310,799	194,249
Net income (loss) available to common shareholders	$ (2,226,568)	$ (5,029)
Earnings (loss) per common share:		
Basic	$ (3.80)	$ (0.01)
Diluted	$ (3.80)	$ (0.01)
Average shares outstanding (basic)	585,283	584,017
Average shares outstanding (diluted)	585,283	584,017

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2010 and 2009

	Preferred Stock, net	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, January 1, 2009	$ -	$ 583,330	$ 9,912,293	$4,041,215	$ 173,882	$ 14,710,720
Comprehensive income:						
Net income (loss)	-	-	-	189,220	-	189,220
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	59,377	59,377
Total comprehensive income						248,597
Stock based compensation expense:						
Stock options recognized over the vesting period	-	-	2,085	-	-	2,085
Common stock issued (1,397 shares) under Employee Stock Purchase Plan (ESPP)	-	1,397	18,879	-	-	20,276
Senior preferred stock issued (4,700 shares Series A), net of offering costs	4,397,213	-	-	-	-	4,397,213
Accretion of discount on Series A preferred stock	37,848	-	-	(37,848)	-	-
Preferred stock issued (235 shares Series B)	264,543	-	-	-	-	264,543
Amortization of premium on Series B preferred stock	(3,693)	-	-	3,693	-	-
Dividends on preferred stock	-	-	-	(160,094)	-	(160,094)
Balance, December 31, 2009	4,695,911	584,727	9,933,257	4,036,186	233,259	19,483,340
Comprehensive income:						
Net income (loss)	-	-	-	(1,915,769)	-	(1,915,769)
Change in unrealized gain on securities available for sale, net of tax	-	-	-	-	(24,377)	(24,377)
Total comprehensive income						(1,940,146)
Stock based compensation expense:						
Stock options recognized over the vesting period	-	-	1,426	-	-	1,426
Modification of stock options	-	-	35,035	-	-	35,035
Common stock issued (1,357 shares) under Employee Stock Purchase Plan (ESPP)	-	1,357	12,194	-	-	13,551
Accretion of discount on Series A preferred stock	60,558	-	-	(60,558)	-	-
Amortization of premium on Series B preferred stock	(5,909)	-	-	5,909	-	-
Dividends on preferred stock	-	-	-	(256,150)	-	(256,150)
Balance, December 31, 2010	$ 4,750,560	$ 586,084	$ 9,981,912	$1,809,618	$ 208,882	$ 17,337,056

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010 and 2009

	Year ended December 31, 2010	Year ended December 31, 2009
Cash flows from operating activities		
Net income (loss)	$ (1,915,769)	$ 189,220
Adjustments to reconcile net income to net cash from operating activities:		
Provision for loan losses	4,912,609	885,400
Depreciation	174,289	180,575
Net amortization (accretion) of securities	1,249	(11,541)
Stock-based compensation	36,461	2,085
Loans originated for sale	(2,697,200)	(2,217,100)
Proceeds from sales of loan originations	4,366,199	1,553,300
Gains on sales of loans	(123,472)	(26,200)
Loss on disposal of fixed assets	3,409	-
Write-down of other real estate owned	76,364	-
Increase in cash surrender value of bank owned life insurance	(99,996)	(102,522)
Net change in other assets and other liabilities	(455,894)	(1,486,846)
Net cash from operating activities	4,278,249	(1,033,629)
Cash flows from investing activities		
Available for sale securities:		
Purchases	(4,709,597)	(1,540,746)
Maturities, repayments and calls	1,697,442	1,837,348
Purchase of restricted stock	(139,200)	(98,500)
Net decrease (increase) in loans	3,793,381	(25,037,052)
Purchases of premises and equipment	(256,535)	(125,342)
Proceeds from sale of other real estate owned	-	395,669
Net cash from investing activities	385,491	(24,568,623)
Cash flows from financing activities		
Net (decrease) increase in deposits	(6,603,248)	21,524,433
Net (repayment) proceeds on line of credit	-	(500,000)
Repayment of FHLB advances	(1,500,000)	(3,100,000)
Net proceeds from issuance of preferred stock	-	4,661,756
Dividends on preferred stock	(256,150)	(128,075)
Proceeds from issuance of common stock under ESPP	13,551	20,276
Net cash from financing activities	(8,345,847)	22,478,390
Change in cash and cash equivalents	(3,682,107)	(3,123,862)
Cash and cash equivalents at beginning of period	18,178,601	21,302,463
Cash and cash equivalents at end of period	$ 14,496,494	$ 18,178,601
Supplemental cash flow information:		
Interest paid	$ 2,247,335	$ 2,821,415
Income taxes paid	70,000	165,000
Supplemental disclosure of noncash investing activities:		
Transfer from loans to other real estate owned	$ -	$ 1,173,483
Transfer from loans to other repossessed assets	102,135	-
Transfer from loans to loans held for sale	1,091,527	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank ("the Bank"), together referred to as "the Company." Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company that was incorporated under the laws of the State of Ohio on February 27, 1997. Its subsidiary, Western Reserve Bank, which commenced operations on November 6, 1998, is a state-chartered commercial bank with full-service locations in Medina and Brecksville, Ohio, a lending office in Wooster, Ohio and a satellite office in a retirement community in Medina, all engaged in the single business of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina, Cuyahoga and surrounding counties. Services offered include commercial and industrial, real estate, home equity and consumer loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit, individual retirement arrangements and electronic banking. Customer deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (FDIC).

Commercial loans are expected to be repaid from the cash flow from operations of businesses. As of December 31, 2010, commercial loans to entities classified as "lessors of nonresidential buildings" comprise approximately $54,129,000, or 33.9% of the total loan portfolio. However, this category includes a significant proportion of loans for buildings that are owner-occupied, and that are classified as "lessors of nonresidential buildings" solely because the owner of the operating company has formed a real estate holding company for the single purpose of owning the building that they then lease to their operating company. Customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and actual results could differ. The allowance for loan losses, deferred tax assets, benefit plan accruals and the fair value of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, other assets and other liabilities and short term borrowings.

Interest-bearing Deposits in Other Financial Institutions: Interest bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income, net of tax. All of the Company's debt securities are classified as available for sale.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest income includes amortization of purchase premium or discount using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis, as determined by commitments from investors. Mortgage loans are generally sold with servicing rights released. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, purchased premiums, and an allowance for loan losses.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Purchase premiums or discounts are amortized into income using the level yield method. Past due status is based on the contractual terms of the loan. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentrations of Credit Risk: Most of the Company's business activity is with customers located within Medina, Cuyahoga and contiguous counties. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in Medina, Cuyahoga and contiguous counties.

Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers loans not individually identified as impaired and is based on historical loss experience adjusted for current factors.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported net at the fair value of the collateral.

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company in each segment over the most recent four or eight quarters, whichever is higher. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries, local, state and national economic trends and conditions, portfolio concentrations, experience, ability and depth of management, changes in lending procedures and policies, and other factors. Management considers the following economic and risk factors when determining the appropriate level of the allowance for loan losses for non-impaired loans in each of the following segments:

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commercial Real Estate Loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property types. Management specifically considers vacancy rates for office and industrial properties in its market area, as well as real estate values and, to a lesser extent, unemployment and energy prices.

Commercial Business Loans. Commercial credit is extended to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within our geographic regions. These loans are generally underwritten individually and secured with the assets of the company and the personal guarantee of the business owners. Commercial business loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower Management specifically considers unemployment, energy prices and, to a lesser extent, real estate values and vacancies in the Company's market area..

Residential Mortgage Loans. Residential mortgage loans represent loans to consumers for the purchase, refinance or improvement of a residence. These loans also include variable rate home equity lines of credit. Real estate market values at the time of origination directly affect the amount of credit extended and, in the event of default, subsequent changes in these values may impact the severity of losses. Factors considered by management include unemployment levels and residential real estate values in the Company's market area.

Consumer Loans. Consumer loans are primarily comprised of loans made directly to consumers and purchased auto loans. These loans are underwritten based on several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower. Unemployment rates and energy prices are specifically considered by management.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, which range from three to twenty years, or the term of the lease. The Company will amortize leasehold improvements over a longer period if a renewal of the lease is considered probable. Maintenance and repairs are charged to expense as incurred.

Restricted Stock: The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Company also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock, carried at cost, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Company has purchased life insurance policies on three key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for charges or other amounts due that are probable at settlement.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. Compensation cost is recognized for modifications of share awards for the incremental fair value of the award after the modification compared to the fair value of the award before the modification.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company and its subsidiaries are subject to U.S. federal income tax. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement Plans: Employee 401(k) plan expense is the amount of the Company's matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings per Common Share: Basic earnings (loss) per common share is net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $486,000 and $202,000 was required to meet regulatory reserve and clearing requirements at year-end 2010 and 2009, respectively. Balances on deposit at the Federal Reserve Bank earn interest at the Federal funds rate in effect during each week. Also included in cash and cash equivalents at year-end 2010 and 2009 was approximately $381,000 and $409,000, respectively, required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Additionally, the Company was required to maintain an interest-bearing deposit account at another financial institution with a twelve-month average collected balance of $750,000 as part of the conditions for renewal of a line of credit more fully described in Note 8.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. See Note 13 for more specific disclosures related to the Bank. Additionally, as part of the conditions for renewal of a line of credit with another financial institution more fully described in Note 8, the Company may, over the life of the loan agreement, declare or pay cash dividends to common shareholders, subject to an aggregate limit of $100,000. The Company participates in the United States Treasury's Troubled Asset Relief Program's Capital Purchase Program which restricts the Company's ability to pay common dividends as more fully described in Note 17.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the Company's various products and services, the identifiable segments are not material and operations are

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders equity.

Adoption of New Accounting Standards: In June 2009, the FASB issued guidance on accounting for transfers of financial assets. This guidance amends previous guidance relating to transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions of this guidance were also amended and apply to transfers that occurred both before and after the effective date of this Statement. The effect of adopting this new guidance was not material.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This guidance also requires additional disclosures about an enterprise's involvement in variable interest entities. This guidance was effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The effect of adopting this new guidance was not material.

(continued)

NOTE 2 - SECURITIES

The following table summarizes the amortized cost and fair value of securities available-for-sale at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
Mortgage-backed residential:				
Guaranteed by GNMA	$ 4,048,961	$ 2,936	$ (45,584)	$ 4,006,313
Issued by FHLMC	1,556,847	80,434	-	1,637,281
Issued by FNMA	1,927,112	131,517	(174)	2,058,455
Tax-free municipal	4,890,165	158,571	(3,258)	5,045,478
Taxable municipal	253,625	-	(7,955)	245,670
	$ 12,676,710	$ 373,458	$ (56,971)	$ 12,993,197
December 31, 2009				
Mortgage-backed residential:				
Issued by FHLMC	$ 2,283,657	$ 77,747	$ -	$ 2,361,404
Issued by FNMA	2,765,111	137,625		2,902,736
Tax-free municipal	4,617,035	141,682	(3,632)	4,755,085
	$ 9,665,803	$ 357,054	$ (3,632)	$ 10,019,225

All mortgage-backed securities are residential mortgage-backed securities guaranteed or issued by U.S. government sponsored entities.

The amortized cost and fair value of debt securities at year-end 2010 by contractual maturity were as follows. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with our without call or prepayment penalties. Mortgage-backed securities, which are not due at a single maturity date, are shown separately.

	Amortized Cost	Fair Value
Less than one year	$ 237,330	$ 242,386
One to five years	573,842	597,385
Five to ten years	3,671,266	3,788,407
Ten to fifteen years	661,352	662,970
Mortgage-backed residential	7,532,920	7,702,049
	$ 12,676,710	$ 12,993,197

No securities were sold during 2010 or 2009. At year-end 2010 and 2009, securities with carrying values of $6,588,820 and $7,303,319, respectively, were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

(continued)

NOTE 2 – SECURITIES (continued)

Securities with unrealized losses at year-end 2010 and 2009, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2010						
Guaranteed by GNMA	$ 3,499,522	$ (45,584)	$ -	$ -	$ 3,499,522	$ (45,584)
Issued by FNMA	48,751	(174)	-	-	48,751	(174)
Tax-free municipal	396,740	(3,258)	-	-	396,740	(3,258)
Taxable municipal	245,670	(7,955)	-	-	245,670	(7,955)
Total	$ 4,190,683	$ (56,971)	$ -	$ -	$ 4,190,683	$ (56,971)
December 31, 2009						
Tax-free municipal	$ 220,527	$ (3,632)	$ -	$ -	$ 220,527	$ (3,632)
Total	$ 220,527	$ (3,632)	$ -	$ -	$ 220,527	$ (3,632)

Unrealized losses on debt securities issued by municipalities have not been recognized in income because the issuer's securities are insured and management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery. The decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the securities approach maturity.

Unrealized losses on mortgage-backed securities have not been recognized into income because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely it will not be required to sell the securities before their anticipated recovery. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than Ginnie Mae, Fannie Mae and Freddie Mac, in an amount greater than 10% of shareholders' equity. The U.S. Government has affirmed their support for the obligations of these entities.

(continued)

NOTE 3 – LOANS

Loans at year-end were as follows:

	2010	2009
Commercial real estate	$ 113,451,159	$ 125,324,772
Commercial business	27,141,540	23,998,524
Residential mortgages:		
Home equity lines of credit	11,620,756	10,211,566
1-4 family residential	806,411	933,687
Consumer:		
Installment	4,926,165	4,118,808
Purchased auto loans	1,558,763	2,589,488
	159,504,794	167,176,845
Less allowance for loan losses	4,544,316	2,316,715
	$ 154,960,478	$ 164,860,130

Activity in the allowance for loan losses was as follows:

	2010	2009
Beginning balance	$ 2,316,715	$ 1,743,470
Provision for loan losses	4,912,609	885,400
Loans charged off	(2,724,139)	(335,137)
Recoveries	39,131	22,982
Ending balance	$ 4,544,316	$ 2,316,715

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010. The recorded investment in loans includes the unpaid principal balance and unamortized loan origination fees and costs, but excludes accrued interest receivable which is not considered to be material.

	Commercial Real Estate	Commercial Business	Residential Mortgages	Consumer	Unallocated	Total
Allowance for loan losses attributable to loans evaluated for impairment:						
Individually	$ 1,574,734	$ 101,258	$ 28,303	$ -		$ 1,704,295
Collectively	1,891,771	565,179	134,069	34,776	214,226	2,840,021
Total ending allowance	$ 3,466,505	$ 666,437	$ 162,372	$ 34,776	$ 214,226	$ 4,544,316
Loans evaluated for impairment at year-end:						
Individually	$ 8,429,959	$ 436,289	$ 292,483	$ -	$ -	$ 9,158,731
Collectively	105,021,200	26,705,251	12,134,684	6,484,928	-	150,346,063
Total ending loans	$ 113,451,159	$ 27,141,540	$ 12,427,167	$ 6,484,928	$ -	$ 159,504,794

(continued)

NOTE 3 – LOANS (continued)

Loans individually considered impaired were as follows:

	2010	2009
Year-end loans with no allocated allowance for loan losses	$ 3,722,329	$ 3,322,718
Year-end loans with allocated allowance for loan losses	5,436,402	2,103,343
	$ 9,158,731	$ 5,426,061
Amount of the allowance for loan losses allocated	$ 1,704,295	$ 361,000
Average of impaired loans during the year	7,649,218	2,972,672

Interest income recognized during impairment for all periods was immaterial.

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no allowance recorded:			
Commercial real estate	$ 3,854,343	$ 3,335,723	$ -
Commercial business	334,881	334,881	-
Residential mortgage:			
Home equity line of credit	-	-	-
1-4 family residential	51,725	51,725	-
Consumer:	-	-	
Installment	-	-	-
Purchased auto loans	-	-	-
With an allowance recorded:			
Commercial real estate	5,094,236	5,094,236	1,574,734
Commercial business	101,408	101,408	101,258
Residential mortgage:			
Home equity line of credit	240,758	240,758	28,303
1-4 family residential	-	-	-
Consumer:			
Installment	-	-	-
Purchased auto loans	-	-	-
Total	$ 9,677,351	$ 9,158,731	$ 1,704,295

The unpaid principal balance for purposes of this table includes $518,620 that has been partially charged off but not forgiven.

(continued)

NOTE 3 – LOANS (continued)

The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days still on accrual by class of loans as of December 31, 2010.

	Nonaccrual	Loans Past Due Over 90 Days and Still Accruing
Commercial real estate	$ 6,866,564	$ -
Commercial business	387,251	-
Residential mortgage:		
Home equity line of credit	240,758	-
1-4 family residential	51,725	-
Consumer:		
Installment	-	-
Purchased auto loans	-	8,131
Total	$ 7,546,298	$ 8,131

At December 31, 2009 there were $3,698,621 of loans in nonaccrual status, and there were no other loans more than 90 days past due.

Nonaccrual loans and loans past due 90 days or more and still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans.

	30 - 59 Days Past Due	60 - 89 Days Past Due	Over 90 Days Past Due	Total Past Due	Not Past Due	Total
Commercial real estate	$ 244,449	$ -	$ 2,485,133	$ 2,729,582	$ 110,721,577	$ 113,451,159
Commercial business	101,155	54,284	178,978	334,417	26,807,123	27,141,540
Residential mortgage:						
Home equity line of credit	-	-	-	-	11,620,756	11,620,756
1-4 family residential	75,653	-	51,725	127,378	679,033	806,411
Consumer:						
Installment	-	-	-	-	4,926,165	4,926,165
Purchased auto loans	12,149	-	8,131	20,280	1,538,483	1,558,763
Total	$ 433,406	$ 54,284	$ 2,723,967	$ 3,211,657	$ 156,293,137	$ 159,504,794

Included in loans not past due are $4,762,168 of the $7,546,298 of nonaccrual loans that are current in accordance with their original contractual or modified terms.

(continued)

NOTE 3 – LOANS (continued)

Troubled Debt Restructurings

Included in loans individually impaired are loans with balances of $3,179,181 and $3,558,227 for which the Company has allocated $284,263 and $195,000 of specific reserves to customers whose terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009. There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings at December 31, 2010 or 2009. Included in the troubled debt restructurings above are $1,566,748 and $1,723,982 of restructured loans on nonaccrual at December 31, 2010 and 2009. The restructured loans are performing in accordance with their modified terms. Interest income recognized on impaired loans while considered impaired was immaterial for 2010 and 2009.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, the underlying value of the collateral, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as all commercial real estate and commercial business loans. This analysis is performed at least annually, and more frequently if the Company has concerns about the status of a borrower. Loans that are rated Watch, Special Mention, Substandard or Doubtful receive increased monitoring, on at least a monthly basis.

The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass-rated loans. Loans listed as not rated are included in groups of homogeneous loans. Loans graded other than "pass" are typically in industries displaying distress in the current economy. As the grades become more adverse, the related industry is likely displaying greater sensitivity to the current economic conditions and the borrower's financial strength may have deteriorated.

Industries such as commercial real estate management and real estate development are particularly affected by current economic conditions.

(continued)

NOTE 3 – LOANS (continued)

As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Not Rated	Total
Commercial real estate	$ 85,034,950	$ 10,717,741	$ 17,698,468	$ -	$ -	$ 113,451,159
Commercial business	24,023,215	1,229,339	1,888,986	-	-	27,141,540
Residential mortgage:						
Home equity line of credit	-	73,250	709,912	-	10,837,594	11,620,756
1-4 family residential	-	-	51,725	-	754,686	806,411
Consumer:						
Installment	-	-	-	-	4,926,165	4,926,165
Purchased auto loans	-	-	-	-	1,558,763	1,558,763
Total	$ 109,058,165	$ 12,020,330	$ 20,349,091	$ -	$ 18,077,208	$ 159,504,794

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2010.

	Residential mortgage		Consumer	
	Home equity lines of credit	1-4 family residential	Installment	Purchased auto loans
Performing	$ 11,379,998	$ 754,686	$ 4,926,165	$ 1,550,632
Nonperforming	240,758	51,725	-	8,131
Total	$ 11,620,756	$ 806,411	$ 4,926,165	$ 1,558,763

The Company has no loans considered to be subprime.

Loans to principal officers, directors, and their affiliates during 2010 were as follows:

Beginning balance	$ 1,895,608
New loans and draws on lines of credit	117,780
Repayments	(105,032)
Ending balance	$ 1,908,356

NOTE 4 - OTHER REAL ESTATE OWNED

The Company had other real estate owned of $991,450 at December 31, 2010 and $1,067,814 at December 31, 2009, consisting of two commercial properties. In 2010, rental income from other real estate owned was $73,005, while related expenses were $33,831. In 2009, rental income was $30,250 and related expenses were $73,012. In 2010, the Company recognized a loss of $76,364 on the value of real estate owned. There were no gains or losses on the sale of real estate owned in 2009.

(continued)

NOTE 5- FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities: The fair values for securities available for sale are determined by quoted market prices, if available (Level 1). For securities where quoted market prices are not available, fair values are calculated based on matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at fair value, less costs to sell. Fair values are generally based on third party appraisals of the property. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair values.

(continued)

NOTE 5- FAIR VALUE (continued)

Assets and liabilities measured at fair value are summarized below:

	Fair Value Measurements Using		
	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Other Observable Inputs (Level Two)	Significant Unobservable Inputs (Level Three)
December 31, 2010			
Assets and liabilities measured at fair value:			
• on a recurring basis:			
Investment securities available for sale			
Mortgage-backed residential			
Guaranteed by GNMA	$ -	$ 4,006,313	$ -
Issued by FHLMC	-	1,637,281	-
Issued by FNMA	-	2,058,455	-
Tax-free municipal	-	5,045,478	-
Taxable municipal	-	245,670	-
• on a nonrecurring basis:			
Impaired loans			
Commercial real estate	-	-	2,038,206
Commercial business	-	-	150
Home equity line of credit	-	-	212,455
Other real estate owned	-	-	991,450
December 31, 2009			
Assets and liabilities measured at fair value			
• on a recurring basis:			
Investment securities available for sale			
Mortgage-backed residential			
Issued by FHLMC	$ -	$ 2,361,404	$ -
Issued by FNMA	-	2,902,736	-
Tax-exempt municipal	-	4,755,085	-
• on a nonrecurring basis:			
Impaired loans	-	-	1,742,343

Impaired loans that were measured for impairment using the fair value of the collateral for collateral dependent loans had an unpaid principal balance of $3,950,803 with valuation allowances of $1,699,992 at December 31, 2010. Impaired loans resulted in an additional provision for loan losses of approximately $2,417,789 for the year ending December 31, 2010. At December 31, 2009, impaired loans had an unpaid principal balance of $2,103,343 with valuation allowances of $361,000, resulting in an additional provision for loan losses of $291,000 for the period. Excluded from the fair value of impaired loans at December 31, 2010 disclosed above is $1,485,599 of loans classified as troubled debt restructurings which are evaluated for impairment using the present value of estimated future cash flows using the loan's effective rate at inception.

(continued)

NOTE 5- FAIR VALUE (continued)

Other real estate owned, which is measured at fair value less costs to sell, had a net carrying amount of $991,450, after a direct write-down of $76,364 for 2010. At December 31, 2009, other real estate owned had an outstanding balance of $1,067,814, with no valuation allowance.

The carrying amounts and estimated fair values of financial instruments, at December 31, 2010 and 2009 are as follows:

	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:	$ 14,496,494	$ 14,496,000	$ 18,178,601	$ 18,179,000
Cash and cash equivalents				
Securities available for sale	12,993,197	12,993,000	10,019,225	10,019,000
Loans, net of allowance	154,960,478	152,301,000	164,860,130	164,395,000
Loans held for sale	236,000	241,000	690,000	697,000
Accrued interest receivable	468,759	469,000	491,845	492,000
Financial liabilities:				
Demand and savings deposits	(103,466,486)	(103,466,000)	(98,800,893)	(98,801,000)
Time deposits	(68,172,555)	(67,553,000)	(79,441,396)	(79,453,000)
Federal Home Loan Bank advances	(1,900,000)	(1,934,000)	(3,400,000)	(3,401,000)
Accrued interest payable	(76,566)	(77,000)	(116,073)	(116,000)

The methods and assumptions, not previously presented, used to estimate fair value are as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans and deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is valued as determined by outstanding commitments from third party investors. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material. It is not practical to estimate the fair value of restricted stock due to restrictions placed on its transferability. These securities have been omitted from this disclosure.

NOTE 6 – PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2010	2009
Leasehold improvements	$ 1,181,594	$ 1,181,594
Furniture and equipment	1,129,735	878,229
	2,311,329	2,059,823
Less accumulated depreciation	(1,281,644)	(1,108,975)
	$ 1,029,685	$ 950,848

(continued)

NOTE 6 – PREMISES AND EQUIPMENT, NET (continued)

The Company leases its facilities and certain equipment under operating leases. Rent expense, excluding assessments for common area maintenance, was $427,742 and $418,378 in 2010 and 2009, respectively. Common area maintenance and utilities were $147,550 and $159,868 in 2010 and 2009, respectively.

At December 31, 2010, the total contractual future minimum rental payments under the facilities leases excluding renewal options that are present are as follows:

2011	$ 427,586
2012	436,137
2013	399,597
2014	135,276
	$ 1,398,596

NOTE 7 – DEPOSITS

At year-end, total interest-bearing deposits were as follows:

	2010	2009
Interest-bearing demand	$ 11,048,838	$ 9,772,226
Savings	39,019,690	37,143,147
Money market	30,463,427	29,107,414
Time under $100,000	28,641,574	34,488,126
Time $100,000 and over	39,530,981	44,942,346
	$ 148,704,510	$ 155,453,259

Scheduled maturities of time deposits are as follows:

2011	$ 37,480,597
2012	16,203,038
2013	10,006,944
2014	1,032,557
2015	3,437,173
Thereafter	12,246
	$ 68,172,555

Deposits of $100,000 or more were $100,141,397 and $101,495,258 at year-end 2010 and 2009, respectively.

At year-end 2010 and 2009, there were $14,381,385 and $19,356,801, respectively, in national market certificates of deposit, primarily in amounts below the FDIC insurance thresholds. In addition, at year-end 2010 and 2009, there were $11,723,652 and $19,330,563, respectively, in Certificate of Deposit Account Registry Service ("CDARS") program reciprocal deposits.

Deposits from principal officers, directors and their affiliates at year-end 2010 and 2009 were $4,502,774 and $3,632,360, respectively.

(continued)

NOTE 8 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank at year-end were as follows:

	Rate or Range of Rates	Average Rate	2010	2009
Fixed-rate advances:				
Maturing March 2010	2.70%	2.70%	$ -	$ 500,000
Maturing April 2010	4.57%	4.57%	-	1,000,000
Maturing March 2011	3.06%	3.06%	400,000	400,000
Maturing June 2011	3.65%	3.65%	1,000,000	1,000,000
Maturing March 2012	3.50%	3.50%	300,000	300,000
Maturing March 2013	3.75%	3.75%	200,000	200,000
			$ 1,900,000	$ 3,400,000

There were no variable-rate advances at December 31, 2010 or 2009. Interest is payable monthly, and the principal is due at maturity, with prepayment penalties for early payment. The advances are collateralized by $43,935,000 of loans and $487,800 of FHLB stock under a blanket lien agreement. As of December 31, 2010, the Company's available borrowing capacity with the FHLB was $10,350,000 subject to the acquisition of additional shares of FHLB stock.

In 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital and liquidity to the Bank as needed. This credit line was $3,000,000 at December 31, 2010, with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed, and up to $1,000,000 for liquidity purposes. The interest rate on the line is variable, at 50 basis points (bp) above the prime rate or LIBOR plus 3.00%, at the Company's option at the time the line is drawn. The line is secured by 100% of the stock of the Bank. In September 2010, the line was renewed and modified, with a maturity of July 1, 2012. There was no balance outstanding on this line at December 31, 2010 or 2009. The Company borrowed $500,000 against this line for capital purposes at 4.20% on December 29, 2008 and repaid it on May 15, 2009. There were no other borrowings against the line of credit during 2010 or 2009.

There are certain covenants on the line relating to the Company's and the Bank's operating performance, asset quality and capital status. As of December 31, 2010, the Company and the Bank were not in compliance with certain covenants. The Bank's ratio of nonperforming loans to total assets was 3.94% at December 31, 2010, above the covenant of 2.00% or less. Additionally, the Bank was required to have annual net income of at least $200,000, which was not met due to the significant provision for loan losses in 2010. Finally, the Company was required to have total capital of at least $18.5 million (which was increased from $17.5 million in the most recent renewal). The Company's total capital was $17.3 million. The covenants have been waived for December 31, 2010. At December 31, 2009, the Company and the Bank were in violation of one covenant. The Bank's ratio of nonperforming loans to total assets was 1.86%, compared to the then-current requirement of 1.50%. That covenant was waived.

The Company also has the ability to borrow under various other credit facilities that totaled $7,084,000 at December 31, 2010. Of this amount, $1,000,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates and $6,084,000 is available from a correspondent bank secured by the Company's unpledged securities.

(continued)

NOTE 9 — EMPLOYEE BENEFITS

The Company has a 401(k) Retirement Plan that covers substantially all employees and allows eligible employees to contribute up to 90% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2010 and 2009, the Company matched eligible contributions of each participating employee's compensation, resulting in expense of $46,651 and $43,974, respectively.

The Company has a Supplemental Executive Retirement Plan for the Chief Executive Officer, Chief Lending Officer and Chief Financial Officer. Under the terms of the Plan, these individuals will be paid an annual benefit of twenty percent of their respective base salaries for a period of ten years following retirement at or after age 65 or termination other than for cause. The plan includes a vesting feature of five percent per year for twenty years for the Chief Lending Officer and Chief Financial Officer from 2006 through 2026.

The accrued liability for this plan at December 31, 2010 was $293,097 and the related expense for 2010 was $16,949. At December 31, 2009, the accrued liability for this plan was $276,148 and the related expense for 2009 was $54,471.

The Company invested in single-premium cash-surrender value life insurance policies (Bank Owned Life Insurance) for the Chief Executive Officer, Chief Lending Officer and Chief Financial Officer as the named insureds. The Company is the owner and sole beneficiary of these policies. Bank Owned Life Insurance policies are tax-advantaged instruments in that the increases in cash surrender value and the eventual death benefit under the policies are not taxable income to the Company. The income from these policies is intended to help offset the cost of providing a supplemental retirement plan for each executive.

The Company recorded income of $99,996 and $102,522 for 2010 and 2009 from its life insurance policies. The cash surrender value of the insurance policies was $2,424,183 and $2,334,187 at December 31, 2010 and 2009, respectively.

NOTE 10 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2010	2009
Current	$ (284,241)	$ 217,530
Deferred	(812,510)	(247,264)
Total income tax (benefit) expense	$ (1,096,751)	$ (29,734)

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

(continued)

NOTE 10 – INCOME TAXES (continued)

	2010	2009
Income tax at statutory rate	$ (1,024,257)	$ 54,225
Tax exempt income	(58,023)	(54,035)
Income from life insurance contracts	(33,999)	(34,857)
Other, net	19,528	4,933
	$ (1,096,751)	$ (29,734)

The components of the net deferred tax asset (liability) as of December 31 are as follows:

	2010	2009
Deferred tax assets:		
Bad debt deduction	$ 1,318,592	$ 642,355
Deferred loan fees and costs	20,430	22,858
Deferred compensation	99,653	93,890
Accrued expenses	519	340
Stock option expense	48,625	48,140
Nonaccrual loan interest income	45,063	28,961
Depreciation	-	2,591
Deferred income	27,617	-
OREO writedowns	19,062	-
Tax credit carryforwards	85,827	-
Other	3,224	4,077
	1,668,612	843,212
Deferred tax liabilities:		
Unrealized gain on securities available for sale	(107,606)	(120,164)
Prepaid expenses	(40,537)	(37,740)
FHLB stock dividends	(27,710)	(27,710)
Depreciation	(10,093)	-
	(185,946)	(185,614)
Net deferred tax asset	$ 1,482,666	$ 657,598

At December 31, 2010 and 2009, the Company had no unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties as a component of income tax expense. No expense was recorded for interest or penalties for 2010 or 2009. No amounts were accrued for interest or penalties at December 31, 2010 or 2009.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax in the state of Ohio for Western Reserve Bancorp. The Bank is subject to tax in Ohio based upon its net worth. The Company is no longer subject to examination by taxing authorities for years prior to 2007.

(continued)

NOTE 11 – STOCK OPTIONS

The Western Reserve Bancorp, Inc. 1998 Stock Option Plan as amended (the "Plan") provided the Board with the authority to compensate directors, officers and employees with stock option awards for their services to the Company for a ten-year period that ended in 2008 and, accordingly, there were no options available to be awarded under the plan in 2010 or 2009. Options granted under the Plan are designated as non-qualified stock options meaning that they will not be designated as Incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.

A summary of the activity in the plan is as follows:

	Year Ended December 31, 2010	
	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	104,387	$18.62
Granted	--	--
Exercised	--	--
Forfeited	(6,250)	18.08
Options outstanding at end of year	98,137	$18.65
Options exercisable at year-end	97,637	$18.60

Intrinsic value is defined as the excess of the market price of the Company's stock as of December 31, 2010 over the exercise price of the option. The aggregate intrinsic value of all options outstanding and exercisable at December 31, 2010 was zero.

The maximum option term is ten years, and options granted after 2004 generally vest 100% after five years while options granted before 2005 vested over three years. The Company is recognizing compensation expense on a straight-line basis over the vesting period for options awarded but not vested. Compensation expense for 2010 was $1,426 and for 2009 was $2,085. The related tax benefit was not material. Additionally, in the first quarter of 2010, the Company recognized $35,035 in director compensation expense related to a five-year extension of the option terms for 41,500 options that would have expired in 2010 and 2011. The related income tax benefit was $11,912. The fair value of the modified options was determined using the following assumptions as of the modification date.

	2010
Risk-free interest rate	2.42% to 2.79%
Expected option life (years)	5.0 to 6.0
Expected stock price volatility	22.9% to 24.4%
Dividend yield	0.00%

(continued)

NOTE 11 – STOCK OPTIONS (continued)

Options outstanding at year-end 2010 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$16.00-$19.99	74,366	3.5	74,366	$16.70
$20.00-$23.99	10,625	5.1	10,625	20.05
$24.00-$31.99	9,139	3.2	8,639	27.03
$32.00	4,007	2.8	4,007	32.00
Outstanding at year-end	98,137	3.6	97,637	$18.60

The weighted average remaining contractual life of exercisable options as of December 31, 2010 was 3.6 years.

No options were exercised in 2010 or 2009.

The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows at December 31, 2010:

	Compensation Costs
2011	$ 729
2012	709
Total	$ 1,438

All outstanding options are expected to vest.

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee. Some commitments are expected to expire without being used. Total commitments do not necessarily represent future cash requirements. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(continued)

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (continued)

The contractual amounts of loan commitments were as follows at year-end:

	2010		2009	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit (net of participations)	$314,000	$ 2,697,000	$ 5,224,000	$ 9,413,000
Unused home equity and overdraft lines of credit	--	10,949,000	--	11,444,000
Unused commercial lines of credit	1,930,000	18,323,000	92,000	13,605,000

The Company had standby letters of credit totaling $1,021,000 and loans sold with recourse of $105,000 at December 31, 2010. There were standby letters of credit totaling $1,236,000 and loans sold with recourse of $111,000 at December 31, 2009.

Commitments to make loans are generally made for periods of one year or less. At December 31, 2010, the fixed rate loan commitments have interest rates ranging from 5.47% to 6.81% and maturities ranging from approximately three years to five years.

The Company participates in the Federal Home Loan Bank of Cincinnati's Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market. The program utilizes a Lender Risk Account ("LRA") which is funded through the proceeds of individual mortgages sold. One LRA is established for each master commitment and the amount deposited into the LRA is approximately thirty to fifty basis points of each original loan balance.

If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall. The Company is eligible to receive LRA funds, net of any losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year or when all of the loans sold under a master commitment have been paid in full. The Company's LRA totaled $30,158 at December 31, 2010 and $18,826 at December 31, 2009. For the year ended December 31, 2010, fourteen loans were sold as part of the Mortgage Purchase Program totaling $2,268,000. During 2009, seven loans were sold as part of the Mortgage Purchase Program totaling $1,527,000. There was one residential mortgage loan totaling $236,000 held for sale at December 31, 2010, and two residential mortgage loans totaling $690,000 held for sale at December 31, 2009.

NOTE 13 – REGULATORY CAPITAL MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Due to the net loss in 2010, the Bank will need to earn $1,659,597 during 2011 before dividends can be paid from the Bank to the Company without approval.

(continued)

NOTE 13 – REGULATORY CAPITAL MATTERS (continued)

The Bank is subject to regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2010, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and capital restoration plans are required.

During 2010, there were two intercompany transactions between the Bank and the Company that impacted the Bank's capital ratios. First, $4,000,000 in subordinated debt which qualified as Tier-two regulatory capital at December 31, 2009 was repaid by the Bank to the Holding Company, and second, of the $4,000,000 repaid, the Holding Company downstreamed $3,500,000 to the Bank as paid-in capital which qualifies as Tier-one regulatory capital. As of December 31, 2010, $2,513,000 of the Bank's allowance for loan and lease losses was excluded from the Total Capital calculation due to the includible allowance being limited to 1.25% of risk weighted assets.

The Bank's actual and required capital amounts and ratios at year-end are presented in the following table. At year-end 2010 and 2009, the most recent regulatory notifications categorized the Bank as well-capitalized. Management is not aware of any events since December 31, 2010 that would change the Bank's capital category.

($ in thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
2010	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$18,060	11.3%	$12,766	8.0%	$15,958	10.0%
Tier 1 (Core) Capital to risk-weighted assets	16,029	10.0%	6,383	4.0%	9,575	6.0%
Tier 1 (Core) Capital to average assets	16,029	8.0%	8,017	4.0%	10,021	5.0%
2009						
Total Capital to risk-weighted assets	$21,270	12.3%	$13,835	8.0%	$17,294	10.0%
Tier 1 (Core) Capital to risk-weighted assets	15,106	8.7%	6,918	4.0%	10,376	6.0%
Tier 1 (Core) Capital to average assets	15,106	7.7%	7,824	4.0%	9,780	5.0%

(continued)

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 331,514	$ 78,831
Investment in bank subsidiary	16,923,349	15,338,873
Restricted stock	70,000	70,000
Subordinated debt due from bank subsidiary	-	4,000,000
Other assets	60,537	64,751
	$ 17,385,400	$ 19,552,455
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 48,344	$ 69,115
Shareholders' equity	17,337,056	19,483,340
	$ 17,385,400	$ 19,552,455

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2010 and 2009

	2010	2009
Interest and dividend income	$ 66,320	$ 33,522
Operating expenses	103,810	97,657
Income (loss) before income tax and undistributed income of bank subsidiary	(37,490)	(64,135)
Income tax benefit	12,868	21,806
Equity in undistributed income of bank subsidiary	(1,891,147)	231,549
Net income (loss)	$ (1,915,769)	$ 189,220
Preferred stock dividends and amortization, net	310,799	194,249
Net income (loss) available to common shareholders	$ (2,226,568)	$ (5,029)

(continued)

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010 and 2009

	2010	2009
Cash flow from operating activities		
Net income (loss)	$ (1,915,769)	$ 189,220
Stock based compensation	36,461	2,085
Equity in undistributed income of bank subsidiary	1,891,147	(231,549)
Change in other assets and liabilities	(16,557)	12,389
Net cash flows from operating activities	(4,718)	(27,855)
Cash flows from investing activities		
Net (increase) decrease in loans to subsidiary	4,000,000	(4,000,000)
Purchase of restricted stock	-	(45,000)
Investment in bank subsidiary	(3,500,000)	-
Net cash flows from investing activities	500,000	(4,045,000)
Cash flow from financing activities		
Net (decrease) in borrowings	-	(500,000)
Net proceeds from issuance of preferred stock	-	4,661,756
Dividends on preferred stock	(256,150)	(128,075)
Proceeds from issuance of common stock under Employee Stock Purchase Plan	13,551	20,276
Net cash flows from financing activities	(242,599)	4,053,957
Change in cash and cash equivalents	252,683	(18,898)
Cash and cash equivalents at beginning of year	78,831	97,729
Cash and cash equivalents at end of year	$ 331,514	$ 78,831

(continued)

NOTE 15 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and the related tax effects were as follows:

	2010	2009
Unrealized holding gains (losses) on available for sale securities arising during the period	$ (36,935)	$ 89,964
Tax effect	12,558	(30,587)
Net-of-tax amount	$ (24,377)	$ 59,377

NOTE 16 – EARNINGS (LOSS) PER SHARE

The factors used in the earnings (loss) per share computation were as follows:

	Year ended December 31, 2010	2009
Numerator:		
Net income	$ (1,915,769)	$ 189,220
Preferred stock dividends and amortization, net	(310,799)	(194,249)
Net income (loss) available to common shareholders	(2,226,568)	(5,029)
Denominator:		
Denominator for basic earnings per share available to common shareholders-weighted average shares	585,283	584,017
Effect of dilutive shares:		
Nonqualified stock options	-	-
Denominator for diluted earnings per share available to common shareholders	585,283	584,017
Basic earnings (loss) per common share	$ (3.80)	$ (0.01)
Diluted earnings (loss) per common share	$ (3.80)	$ (0.01)
Stock options not considered in computing diluted earnings per common share because they were antidilutive	98,137	104,387

NOTE 17 – PREFERRED STOCK

On May 15, 2009, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with the United States Department of the Treasury ("U.S. Treasury"), pursuant to which the Company sold 4,700 shares of newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.00 per share and liquidation value $1,000 per share (the "Series A Preferred Stock") and also issued warrants (the "Warrants") to the U.S. Treasury to acquire an additional $235,000 of Fixed Rate Cumulative Perpetual Preferred Stock, Series B par value $0.00 per share and liquidation value $1,000 per share (the "Series B Preferred Stock") for an aggregate purchase price of $4,700,000 in cash. Subsequent to the closing, the U.S. Treasury exercised the Warrants and the Company issued 235 shares of the Series B Preferred Stock. The Company capitalized $38,244 in issuance costs.

(continued)

NOTE 17 - PREFERRED STOCK (continued)

The Series A Preferred Stock will pay cumulative dividends at a rate of 5.00% per annum for the first five years, and 9.00% per annum thereafter. The Series B Preferred Stock will pay cumulative dividends at a rate of 9.00% per annum. The Company may redeem the Series A or Series B Preferred Stock at any time subject to the approval of its primary regulator. Neither the Series A nor the Series B Preferred Stock is subject to any contractual restrictions on transfer, except that the U.S. Treasury or any its transferees may not effect any transfer that, as a result of such transfer, would require the Company to become subject to the periodic reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions, effectively eliminating the Company's ability to declare dividends to common shareholders during the time the preferred stock is outstanding. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Preferred Stock and (b) the date on which the Preferred Stock has been redeemed in whole or the U.S. Treasury has transferred all of the Preferred Stock to third parties, except that, after the third anniversary of the date of issuance of the Preferred Stock, if the Preferred Stock remains outstanding at such time, the Company may not increase its common dividends per share without obtaining consent of the U.S. Treasury.

The Purchase Agreement also subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the "EESA"). In this connection, as a condition to the closing of the transaction, the Company's Senior Executive Officers (as defined in the Purchase Agreement) (the "Senior Executive Officers"), (i) voluntarily waived any claim against the U.S. Treasury or the Company for any changes to such officer's compensation or benefits that are required to comply with the regulation issued by the U.S. Treasury under the TARP Capital Purchase Program and acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements as they relate to the period the U.S. Treasury owns the Preferred Stock of the Company; and (ii) entered into a letter with the Company amending the Benefit Plans with respect to such Senior Executive Officers as may be necessary, during the period that the Treasury owns the Preferred Stock of the Company, as necessary to comply with Section 111(b) of the EESA.

WESTERN RESERVE BANCORP, INC.
COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2010 and 2009, and for the Years then Ended

($000's except per share data)	2010	2009
Balance Sheet Data:		
Total assets	$ 191,564	$201,933
Securities available for sale	12,993	10,019
Total loans	159,505	167,177
Allowance for loan losses	4,544	2,317
Total deposits	171,639	178,242
Shareholders' equity	17,337	19,483
Income Statement Data:		
Total interest income	$ 9,058	$ 8,734
Total interest expense	2,208	2,781
Net interest income	6,850	5,953
Provision for loan losses	4,913	885
Net interest income after provision for loan losses	1,937	5,068
Noninterest income	637	494
Noninterest expense	5,587	5,403
Income (loss) before income tax	(3,013)	159
Income tax (benefit) expense	(1,097)	(30)
Net income (loss)	$ (1,916)	$ 189
Preferred stock dividends and amortization, net	311	194
Net income (loss) available to common shareholders	$ (2,227)	$ (5)
Per Share Data:		
Basic income (loss) per common share	$ (3.80)	$ (0.01)
Diluted income (loss) per common share	(3.80)	(0.01)
Tangible common equity per common share at year-end (a)	21.48	25.29
Cash dividends per common share	n/a	n/a
Average shares used in basic income per share calculations	585,283	584,017
Average shares used in diluted income per share calculations	585,283	584,017
Operating Ratios:		
Total loans to total deposits	92.93%	93.79%
Total shareholders' equity to total assets	9.05%	9.65%
Average shareholders' equity to average assets	9.11%	9.46%
Return on average equity	(10.10)%	1.06%
Return on average assets	(0.92)%	0.10%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	2.85%	1.39%
Average assets	$208,103	$189,388
Average shareholders' equity	18,967	17,922

(a) Shareholders' equity less preferred stock divided by the number of common shares outstanding at year-end.

WESTERN RESERVE BANCORP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In the following section, management presents an analysis of the financial condition and results of operations of Western Reserve Bancorp, Inc. (the "Company") as of and for the years ended December 31, 2010 and 2009. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

The Company's net loss for 2010 was ($1,916,000), compared to net income for 2009 of $189,000, representing a decrease of $2,105,000. The loss before income taxes was ($3,013,000), compared to income before taxes of $159,000 in 2009, a decrease of $3,172,000. The decrease in 2010 was entirely attributable to an increase of $4,028,000 in the provision for loan losses, partially offset by significant improvements in net interest income and noninterest income. Noninterest expense was up slightly, mainly due to the costs associated with collection activities and other real estate owned. Net loss available to common shareholders is net income (loss) reduced by preferred stock dividends and net amortization, and was ($2,227,000) in 2010 and ($5,000) in 2009.

Loans decreased by $9,900,000, or 6.0% in 2010, while deposits decreased $6,603,000, or 3.7% during the same period. These decreases were deliberate strategies begun by management in mid-2010 to reduce the size of the Company in relation to its capital base and to improve the net interest margin. The excess funds were used to purchase investment securities and to repay Federal Home Loan Bank (FHLB) borrowings. Cash and cash equivalents decreased by $3,682,000 during the period, to $14,496,000 at December 31, 2010. This, too, helped to improve the net interest margin. Decreases in deposits were in interest-bearing deposits, primarily Certificates of Deposit (CDs), which decreased $11,258,000.

The Brecksville office, which opened in October 2004, continues to meet management's expectations for both loan and deposit growth. At year-end 2010, Brecksville's total loans were $28.0 million (up from $26.9 million the prior year) and total deposits were $48.4 million (up from $41.0 million). Additionally, a lender who is based in the Brecksville office but focuses primarily on the eastern part of Cuyahoga County has a portfolio of $5.3 million in loans.

At year-end 2010 and 2009, the Wooster loan production office, which opened in December 2008, had $4.3 million in primarily commercial loans.

FINANCIAL CONDITION

Total assets at December 31, 2010, were $191,564,000, a decrease of $10,369,000 or 5.1% from $201,933,000 at year-end 2009. The primary reason for the decrease in total assets was the decrease in loans and a corresponding decrease in deposits.

SECURITIES

The Company invests in securities of U. S. government-sponsored enterprises, mortgage-backed securities and municipal securities, all of which are classified as available-for-sale at December 31, 2010. At year-end 2010, the portfolio totaled $12,993,000, and was comprised of 59.3% mortgage-backed securities and 40.7% municipal securities. During 2010, principal payments of $1,697,000 on mortgage-backed securities were received. No securities matured, were called or were sold. In addition, during 2010, the Company purchased $4,185,000 of mortgage-backed securities, $279,000 of tax-free municipal securities and $254,000 of taxable municipal securities. The securities portfolio provides liquidity at a higher yield than the rate earned on overnight Federal funds sold or other short-term instruments. Securities in the portfolio may also be used as collateral for public funds deposits and, at year-end 2010, $6,589,000 of securities were pledged to secure public deposits.

LOANS

The Company's primary lending focus is making commercial loans to small businesses in its primary market area which includes Medina, Cuyahoga, Wayne and contiguous counties. Throughout 2009 and during the early part of 2010, the Company continued to make loans to well-qualified borrowers, but as the economy continued to struggle, by mid-2010 loan demand decreased dramatically, and the Company's business customers were experiencing increasing financial pressures as well. In mid-2010, the Company redirected a portion of the efforts of three of the Company's seasoned commercial lenders to working with borrowers whose loans were showing signs of stress.

Total loans before the allowance for loan losses decreased $7,672,000, or 4.6%, in 2010 to $159,505,000 at year-end. Commercial loans, which include commercial business and commercial real estate loans, decreased $8,730,000 and were responsible for much of the overall decrease in the loan portfolio during 2010. The decrease in commercial loans was primarily in commercial real estate loans which decreased $11,874,000. Home equity lines of credit increased slightly during 2010, by $1,409,000.

Of the total loans at December 31, 2010, approximately $113.2 million or 70.9% are at a variable rate of interest, and $46.3 million or 29.1% are fixed rate. Of the total loans, $105.1 million, or 65.9% mature or are able to be repriced within twelve months. Only $2.7 million or 1.7% of total loans mature or reprice in more than five years. This should benefit the Company's net interest margin at such time as interest rates begin to increase.

The Company's loan-to-deposit ratio was 92.9% at December 31, 2010, compared to 93.8% at December 31, 2009. The Company's net loan-to-assets ratio decreased to 80.9% at December 31, 2010 compared to 81.6% at December 31, 2009. Management anticipates that the loan-to-deposit ratio for 2010 will remain in the range of 90% to 95% and the loan-to-assets ratio will remain in the range of 79% to 85%.

The Company participates in the Federal Home Loan Bank of Cincinnati's Mortgage Purchase Program which provides the Company the ability to sell conventional mortgage loans in the secondary market with the option to retain the servicing or sell the servicing rights to a third party servicer. Generally, the Company sells the servicing rights of loans sold through the program. The program is structured whereby the Company enters into an arrangement to deliver up to $2.0 million under a master commitment within a nine-month timeframe. The program also utilizes a Lender Risk Account (LRA) which is funded from the proceeds of individual mortgages sold. Refer to Note 12 of the consolidated financial statements for more information regarding the Federal Home Loan Bank of Cincinnati's Mortgage Purchase Program.

DEPOSITS AND OTHER FUNDING SOURCES

Total deposits decreased by $6,603,000, or 3.7% to $171,639,000 at December 31, 2010, compared to $178,242,000 at December 31, 2009.

	December 31, 2010		December 31, 2009	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Noninterest bearing demand deposits	$ 22,934,000	13.4%	$ 22,789,000	12.8%
Interest-bearing NOW accounts	11,049,000	6.4	9,772,000	5.5
Savings and money market accounts	69,483,000	40.5	66,250,000	37.2
Certificates of deposit (CDs)	59,625,000	34.7	70,794,000	39.7
Individual Retirement Arrangements (IRAs)	8,548,000	5.0	8,637,000	4.8
Total Deposits	$171,639,000	100.0%	$178,242,000	100.0%

The mix of deposits improved during 2010, with increases in noninterest-bearing demand, interest-bearing demand, and savings and money market accounts. All of the decrease was in higher-cost CDs, which decreased from 39.7% of total deposits to 34.7%. Most of the decreases in CDs were in the non-local national market CDs, and certain CDARS CDs that the Company considered "non-core."

As of December 31, 2010, the Company had $14,381,000 of national market CDs, down from $19,357,000 at the prior year end. National market CDs are primarily from other banks and credit unions, generally in amounts below the FDIC insurance threshold, with terms as of December 31, 2010 ranging from one year to five years, and rates ranging from 0.80% to 4.90%. As of year-end 2010, the weighted average rate of these CDs was 2.30%, and the weighted average remaining maturity was 19.7 months. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits. As these CDs matured in 2010 and into 2011, management intends to replace them at lower rates for longer terms.

Deposits of $100,000 or more totaled $100,141,000, or 58.3% of total deposits, compared to $101,495,000, or 56.9% of total deposits as of December 31, 2009.

The Company participates in the Certificate of Deposit Account Registry Service ("CDARS") program which allows depositors to maintain a deposit relationship with the Bank but place funds in amounts less than the FDIC insurance limit at various banks to maintain deposit insurance. In return, the Bank can receive reciprocal deposits from other institutions participating in the CDARS program. The Bank had $11,724,000 and $19,331,000 of customer funds placed in reciprocal deposits with the CDARS program at December 31, 2010 and 2009, respectively.

The Company obtains additional funding through the Federal Home Loan Bank of Cincinnati. As of December 31, 2010 and 2009, the Company had FHLB advances of $1,900,000 and $3,400,000, respectively.

RESULTS OF OPERATIONS

Consolidated net loss was ($1,916,000) in 2010, compared to net income of $189,000 in 2009, a decrease of $2,105,000. Loss before income taxes was ($3,013,000) in 2010, whereas income before income taxes was $156,000 in the prior year. Net loss available to common shareholders was ($2,227,000) and

($5,000) in 2010 and 2009, respectively. Basic and diluted loss per common share were both ($3.80) for the year ended December 31, 2010 and $(0.01) for the year ended December 31, 2009.

The primary reason for the decrease in net income was the significant increase in the provision for loan losses, with a slight increase in noninterest expense contributing to the decrease in net income as well. These negative impacts were partially offset by significant improvements in net interest income and noninterest income. For 2010, the provision for loan losses reflected the impact of net charge-offs of $2,685,000, increases in impaired and nonaccrual loans, specific allocations on increases in classified loans and increases in the factors used to determine the appropriate level of the allowance for loan losses for loans that are not evaluated individually for impairment.

The Company paid or accrued $256,000 in dividends on preferred stock in 2010 compared to $160,000 in 2009. These dividends were related to the preferred stock issued on May 15, 2009 to the U.S. Treasury under the Troubled Asset Relief Program's ("TARP") Capital Purchase Program ("CPP"). No dividends were paid on common stock in 2010 or 2009, and the Company does not expect to pay cash dividends in the foreseeable future, due to restrictions on dividend payments resulting from the issuance of preferred stock to the U.S. Treasury under TARP and because the capital is needed to support the Company's ongoing activities.

NET INTEREST INCOME

Net interest income for 2010 was $6,850,000, an increase of $897,000 or 15.1% over $5,953,000 in 2009. The increase in net interest income was attributable to decreases in interest rates on deposits and increases in the early part of 2010 in loan volume; these were partially offset by increases in deposit volume in the early part of 2010 and decreases in interest rates on loans.

Following is a table showing the average balances, interest and rates on a fully taxable-equivalent basis of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2010 and 2009.

($ in thousands)	Year ended December 31, 2010			Year ended December 31, 2009		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:						
Federal funds sold and other short term funds	$ 19,779	$ 49	0.25%	$ 16,799	$ 57	0.34%
Securities — taxable	6,213	256	4.31%	5,735	280	4.92%
Securities — tax exempt	4,973	264	5.54%	4,590	247	5.57%
Restricted stock	932	45	4.81%	777	39	4.97%
Loans	168,798	8,527	5.05%	155,568	8,186	5.26%
Total interest-earning assets	200,695	9,141	4.55%	183,469	8,809	4.81%
Noninterest earning assets	7,407			5,919		
Total assets	$ 208,102			$ 189,388		
Interest-bearing liabilities:						
Transaction accounts (NOW)	$ 10,313	45	0.44%	$ 8,344	48	0.57%
Market rate savings accounts	74,480	491	0.66%	67,941	609	0.90%
Time deposits	80,367	1,587	1.97%	71,293	1,971	2.77%
Federal Home Loan Bank advances and other borrowings	2,341	85	3.63%	4,196	153	3.64%
Total interest-bearing liabilities	167,501	2,208	1.32%	151,774	2,781	1.83%
Noninterest-bearing liabilities	21,635			19,692		
Shareholders' equity	18,967			17,922		
Total liabilities and shareholders' equity	$ 208,103			$ 189,388		
Net interest income		6,933			6,028	
Tax equivalent adjustment		(83)			(75)	
Net interest income per financial statements		$ 6,850			$ 5,953	
Net interest margin (Net yield on average earning assets)			3.45%			3.29%

The average balance of loans includes nonaccrual loans.

The following table sets forth on a fully taxable-equivalent basis the effect of volume and rate changes on interest income and expense for the periods indicated. For purposes of these tables, changes in interest due to volume and rate were determined as follows:

> Volume Variance - change in volume multiplied by the previous year's rate.
> Rate Variance - change in rate multiplied by the previous year's volume.
> Rate/Volume Variance - change in volume multiplied by the change in rate. This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Summary of Changes in Net Interest Income

	2010 vs. 2009 Increase (Decrease) due to			2009 vs. 2008 Increase (Decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
($ in thousands)						
Interest income:						
Federal funds sold and other short term funds	$ 9	$ (17)	$ (8)	$ 48	$ (265)	$ (217)
Securities — taxable	12	(36)	(24)	(39)	(11)	(50)
Securities — tax exempt	18	(1)	17	(2)	8	6
Restricted stock	7	(1)	6	7	(2)	5
Loans	663	(322)	341	1,181	(1,794)	(613)
Total interest-earning assets	709	(377)	332	1,195	(2,064)	(869)
Interest expense:						
Transaction accounts (NOW)	(10)	13	3	(12)	33	21
Market rate savings accounts	(54)	172	118	192	1,091	1,283
Time deposits	(210)	594	384	(816)	451	(365)
Federal Home Loan Bank advances and other borrowings	69	(1)	68	64	(14)	50
Total interest-bearing liabilities	(205)	778	573	(572)	1,561	989
Change in net interest income	$ 504	$ 401	$ 905	$ 623	$ (503)	$ 120

The net interest margin for 2010 was 3.45%, an increase of 16 basis points ("bp") over the 3.29% in 2009. Net interest margin increased in 2010 as maturing higher-cost time deposits were rolled into time deposits at the then-current lower rate. Also, increased loan balances during the first half of 2010, coupled with management's strategy of imposing floors on new and renewed variable-rate loans, helped to support net interest income. During 2010, rates paid on deposits decreased at a faster pace than rates earned on assets.

The average yield on interest earning assets in 2010 was 4.55% compared to 4.81% in 2009. During 2010, the average yield on loans decreased 21 bp to 5.05%, from 5.26% for 2009. This includes loan fees, net of loan costs, of $93,964 in 2010 and $53,834 in 2009, which contributed 0.05% and 0.03% to the net interest margin, respectively.

The target for short-term interest rates has been at a historical low range of 0.00% to 0.25% since December 2008. The Company decreased its prime rate accordingly and, throughout 2010 and 2009, the Bank's prime rate has been 3.25%. With market rates near zero, management expects that rates are likely to rise as the economy strengthens although the timing remains uncertain.

The average cost of interest-bearing funds decreased significantly by 51 bp during 2010, to 1.32%, down from 1.83% in 2009. The majority of this improvement was the result of the significant decrease in the cost of time deposits (CDs), which decreased 80 bp, to 1.97% in 2010, from 2.77% in 2009. A significant portion of the Company's liabilities are Market Rate Savings accounts which are normally priced according to a national money market index; however, the Bank did not decrease rates on these accounts in 2010 or 2009 as significantly as the index would have indicated due to competitive reasons.

NONINTEREST INCOME

Total noninterest income increased $143,000, to $637,000 in 2010, from $494,000 in 2009.

The increase in 2010 was primarily due to gains on sales of loans, which increased $97,000 when compared with the prior year. Of this increase, $65,000 was the result of the sale of the guaranteed portions of six Small Business Administration (SBA) loans totaling $1,092,000 in 2010.

The Company participates in the FHLB's Mortgage Purchase Program as well as other community-bank sponsored programs which provide the Company with the ability to profitably sell conventional residential mortgages in the secondary market. During 2010, the Company sold nineteen loans totaling $3,151,000 with gains of $58,000 in 2010, compared to seven loans totaling $1,527,000 with gains of $26,000 in 2009. The Company does not retain the servicing for loans sold.

Service charges on deposits totaled $192,000 in 2010, compared to $205,000 in 2009.

The largest component of "other" noninterest income is earnings from Bank Owned Life Insurance of $100,000 and $103,000 in 2010 and 2009, respectively. Additionally, rental income increased $43,000, to $73,000 in 2010, from $30,000 in 2009. Both of the Company's Other Real Estate Owned properties are leased, and the lessee of one of the properties has the right to purchase the property during the lease term. Fee income from ATM programs, the rental of safe deposit boxes, CDARS fees and wire transfer fees contributed $143,000 to noninterest income in 2010, compared to $123,000 in 2009. Management expects that noninterest income will increase as the Company increases in size and continues to increase the number of customers served.

NONINTEREST EXPENSE

Total noninterest expense in 2010 was $5,587,000, an increase of $184,000 or 3.4% over the $5,403,000 in 2009. Expenses related to collection activities and other real estate owned increased to $301,000, an increase of $118,000 or 64.5% over the $183,000 in 2009. Other significant increases were in data processing, which increased $55,000, to $444,000 from $389,000 in the prior year, primarily due to the additional expenses related to the Company's core data processing conversion in August 2010. This conversion was forced upon the Company due to a dispute between its incumbent processor and the company which provided the processor with the software and systems. Over 70 banks who were customers of the data processor were forced to convert all of their systems during 2010. The Company's conversion required significant additional time and resources to complete. FDIC premiums were comparable in 2010 and 2009, although 2009 included a special assessment of $89,000, while the premium rates were higher in the second half of 2010. There was a significant decrease in the cost of salaries and employee benefits in 2010, which decreased to $2,463,000 from $2,542,000 the prior year, a decrease of 3.1%. This was due to a decrease in staffing levels. Additionally, the Company imposed a salary freeze on all employees for 2010.

Other expense amounts were as follows for the years ended December 31:

	2010	2009
Loan expense	$ 61,465	$ 54,347
Travel and entertainment	69,641	38,360
Insurance other than FDIC	34,211	36,992
CDARS fees	17,180	27,448
Telephone	21,207	23,682
Supplies, postage and printing	82,562	83,055
Dues and memberships	29,269	27,015
Other	100,645	38,967
Total	$ 416,180	$ 329,866

In 2010, travel and entertainment expense included $39,533 for travel related to the Company's core data processing conversion. Several company employees traveled to the processor's locations to receive training on the new systems, and the processor's staff traveled to the Company before, during and after the conversion for planning, training and support. The increase in "other" expense in 2010 was due to write-downs on other real estate owned and other assets during the year.

Non-interest expense as a percentage of average assets for 2010 improved to 2.68%, compared to 2.85% in 2009, and overhead compared to net interest income improved to 81.6%, from 90.8% in 2009. The Company's efficiency ratio improved to 74.6%, from 83.8% in 2009. These ratios indicate that the Company has become more efficient in 2010. Total assets per full-time equivalent employee increased to approximately $5,634,000 at December 31, 2010, from $5,458,000 at December 31, 2009, while the number of full-time equivalent employees decreased to 34 as of year-end 2010, compared to 37 at year-end 2009.

PROVISION AND THE ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based on the Company's historical losses by portfolio segment, adjusted for environmental factors which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company's borrowers and other related factors. The Company's loan loss methodology provides larger allowances for loans with risk grades indicating increased risk characteristics. The provision for loan losses was $4,913,000 in 2010 and $885,000 in 2009, representing an increase of $4,028,000. Refer to the discussion of the allowance for loan losses in Note 3 and in the asset section of Management's Discussion and Analysis for detailed information related to the provision for loan losses.

Allowance for Loan Losses and Related Information for the year ended December 31, 2010

	Commercial Real Estate	Commercial Business	Residential	Consumer	Unallocated	Total
Beginning Balance	$ 1,550,127	$ 493,530	$ 53,661	$ 60,755	$ 158,642	$ 2,316,715
Charge-offs	(1,305,300)	(1,365,186)	(6,785)	(46,868)		(2,724,139)
Recoveries	15,311	358	17,475	5,987		39,131
Provisions	3,203,243	1,540,859	98,021	14,902	55,584	4,912,609
	$ 3,463,381	$ 669,561	$ 162,372	$ 34,776	$ 214,226	$ 4,544,316

In 2010, loans totaling $2,724,000 were charged off and $39,000 was recovered on loans previously charged off. In 2009, loans totaling $335,000 were charged off and $23,000 was recovered on loans previously charged off. At December 31, 2010, the allowance for loan losses was 2.85% of total loans, compared to 1.39% at year-end 2009. At December 31, 2010, $1,704,000 or 37.5% of the allowance for loan losses was allocated to impaired loan balances individually, compared to $361,000 or 15.6% at December 31, 2009. At December 31, 2010, forty-eight loans to twenty borrowers were in nonaccrual status, totaling $7,546,000. At December 31, 2009, twenty-six loans totaling $3,699,000 were in nonaccrual status. At December 31, 2010, there were 17 loans to six borrowers totaling $3,179,000 classified as troubled debt restructurings ("TDR") because a concession had been granted based on the borrower's financial difficulty. At December 31, 2009, there were eight loans to two borrowers totaling $3,558,000 classified as TDRs. At year-end 2010 and 2009, the TDR loans were performing in accordance with their modified terms. Management believes the allowance for loan losses at December 31, 2010, is adequate to absorb probable incurred losses in the loan portfolio.

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances, borrowings, and repayment of principal and interest on loans and investments. The primary uses of cash are lending to borrowers and, secondarily, investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $27,726,000 at December 31, 2010, compared to $28,888,000 at the same date in 2009.

If additional liquidity is needed, the Company has several possible sources which include obtaining additional Federal Home Loan Bank advances, purchasing federal funds, selling loans, and acquiring one-way buy CDARS, additional national market CDs or brokered deposits. The Company also can borrow under various lines of credit. For additional information refer to Note 8 of the consolidated financial statements.

As of December 31, 2010, Western Reserve Bancorp, Inc. (the parent company) had approximately $332,000 in cash available to meet its obligations, primarily the payment of dividends on preferred stock, subject to prior regulatory approval.

INTEREST RATE SENSITIVITY/GAP

The Company's results are, by their nature, sensitive to changes in interest rates, which can affect the Company's net interest income and therefore its net income. Management seeks to manage volatility caused by changes in market interest rates.

The primary source of interest rate risk in the Company's balance sheet is repricing risk, which results from differences in the timing and velocity with which interest rates earned on assets or paid on liabilities can change in relation to market interest rates.

The Company's balance sheet "gap" divides interest-bearing assets and liabilities into maturity and repricing categories, and measures the "gap" in each category. From this perspective, at December 31, 2010, the Company was in a nearly matched position in the one-year category, with $119.6 million in assets and $119.4 million in liabilities subject to repricing during the next year. Management has the ability to control the repricing on non-maturity deposits, such as checking and savings accounts. A significant portion of the Company's liabilities are Market Rate Savings accounts on which the Company generally sets the interest rate based on a national money market index. However, management did not reduce the interest rates paid on Market Rate Savings accounts to the extent indicated by the index because the competitive banking environment in our market area during 2009 and 2010 would not have supported such low interest rates.

From an income statement perspective, based on the model utilized by the Company to analyze its interest rate sensitivity, the Company's net interest income will benefit slightly from an increase in interest rates, since interest income will increase more rapidly than interest expense. The model indicates that if market interest rates were to experience an immediate increase of 100 bp, the Company's net interest income would increase by approximately 0.33%. If rates were to immediately increase 200 bp, net interest income would increase approximately 0.60%, and at 300 bp, the increase would be approximately 0.86%. Modeling for a 100 bp decrease in interest rates is not meaningful, due to the current rate environment. Modeling interest rate sensitivity is highly dependent on numerous assumptions used in the modeling process, and actual changes in interest income and expense may be different than projected.

CAPITAL RESOURCES

Total shareholders' equity at December 31, 2010 was $17,337,000, compared to $19,483,000 at December 31, 2009. The decrease of $2,146,000 was primarily due to the Company's net loss of $1,916,000 for 2010, a decrease of $24,000 in the net unrealized gains on available for sale securities, and dividends on preferred stock of $256,000, partially offset by proceeds of $14,000 from the Employee Stock Purchase Plan (resulting in 1,357 shares issued), and $36,000 due to the impact on paid-in capital of the modification of certain stock options.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 13 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2010 and 2009, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank's well-capitalized status.

The Company has grown significantly during its twelve-year history, and continues to consider capital strategies to support its growth and operations. In 2009 the Company participated in the U.S. Treasury's Capital Purchase Program and received $4.7 million in exchange for issuing preferred stock. For information related to the U.S. Treasury's Capital Purchase Program see Note 17 to the consolidated financial statements. Additionally, the Company has a line of credit through an unaffiliated financial institution with up to $2,000,000 for the purpose of providing additional capital to the Bank as needed. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to manage the Bank's capital ratios. Traditional capital sources include issuing common or preferred stock or other capital instruments, but the market for these has diminished in the current economy.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 13 to the consolidated financial statements. No cash dividends were declared or paid on common stock during the years ended December 31, 2010 and 2009.

Management and the Board do not expect the Company to pay cash dividends on common stock in the foreseeable future and believe that the capital that would be used to pay dividends is more effectively invested in the continuing growth and operations of the Company.

As of December 31, 2010, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

CRITICAL ACCOUNTING POLICIES

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. Management estimates the level of the provision for loan losses and the allowance balance by considering its historical loss experience, the nature, volume and risk characteristics in the loan portfolio, information about specific borrower circumstances and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Loan quality is monitored on a monthly basis by management and at least twice annually by an independent third party. The Company's Loan Review Committee, which is comprised of three independent members of the Company's Board of Directors, is responsible for reviewing the results of this independent third party assessment and monitoring the credit quality of the loan portfolio.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.

Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

($ in thousands)	Note Reference	2011	2012	2013	2014	2015	Thereafter
Deposits without maturity	7	$103,466					
Time deposits	7	37,481	$ 16,203	$ 10,007	$ 1,033	$ 3,437	$ 12
FHLB advances and other borrowings	8	1,400	300	200	--	--	--
Operating leases	6	428	436	400	135	--	--

Note 12 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2010, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company's investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

EXECUTIVE OFFICERS—WESTERN RESERVE BANCORP, INC.

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Executive Vice President
Cynthia A. Mahl, Executive Vice President, Corporate Secretary and Treasurer

EXECUTIVE OFFICERS—WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Executive Vice President and Chief Lending Officer
Cynthia A. Mahl, Executive Vice President, Chief Financial Officer and Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (866) 633-4622

STOCK INFORMATION

The Company's common stock was held by approximately 484 holders of record as of December 31, 2010. Howe Barnes Hoefer & Arnett, Inc (Howe Barnes) makes a market in the Company's shares of stock. Howe Barnes is a Chicago based investment firm that specializes in the research and trading of small and medium sized community bank stocks. The Company's shares are quoted on the OTC "Pink Sheets" under the symbol WRBO. The quoted price of the Company's stock is expected to change over time, dependent primarily upon the supply and demand for the shares. Shareholders and other interested parties may contact Lou Coines at Howe Barnes at 1-800-800-4693 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Executive Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank's web site at www.westernreservebank.com.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Thursday, May 19, 2011, at 9:00 a.m. at The Blue Heron Banquet and Conference Center, 3227 Blue Heron Trace, Medina, Ohio 44256. All shareholders are encouraged to attend.

BOARD OF DIRECTORS [1]

P.M. Jones
Chairman
Western Reserve Bancorp, Inc. and
Western Reserve Bank
Medina, Ohio

Roland H. Bauer
President and Chief Executive Officer
The Cypress Companies
Akron, Ohio

Bijay K. Jayaswal, M.D. [2]
Physician, Cardiology
Medina, Ohio

Ray E. Laribee
Attorney
Laribee & Hertrick
Medina, Ohio

C. Richard Lynham
Chairman of the Board and Owner
Harbor Castings, Inc.
North Canton, Ohio

Edward J. McKeon
President and Chief Executive Officer
Western Reserve Bancorp, Inc. and
Western Reserve Bank
Medina, Ohio

R. Hal Nichols
Chairman and Manager
Austin Associates, LLC
Toledo, Ohio

Rory H. O'Neil
President
Quetzal Corp.
Westfield Center, Ohio

Glenn M. Smith
Retired President
Smith Bros., Inc.
Medina, Ohio

Thomas A. Tubbs
Bank Executive Benefits Consultant
Homerville, Ohio

[1] All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank.
[2] Dr. Jayaswal retired from the Board of Directors in January, 2011.



WESTERN
RESERVE
BANK

It's personal here

Medina Office & HQ
4015 Medina Road
Medina, Ohio 44256
(330) 764-3131

Brecksville Office
8751 Brecksville Road
Brecksville, Ohio 44141
(440) 746-6100

www.westernreservebank.com